# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Paysafe Ltd., CIK 0001833835
CUSIP: G6964L107
Title of class of securities: Common Stock, par value $0.012 per share
Address of issuer's principal executive offices: 25 Canada Square, 27th Floor, London, United Kingdom (X0), E14 5LQ
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0001704720
Persons authorized to receive notices and communications: Bryan D. Coy, c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, Nevada (NV), 89134, (702) 323-7330

## Reporting persons
- Cannae Holdings, Inc. (CIK 0001704720): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The amount in row 13 was calculated based on 57,462,927 Common Shares outstanding as of September 30, 2025, as disclosed by the Issuer in a Form 20-F filed with the SEC on November 13, 2025.
- Cannae Holdings, LLC (CIK 0001546148): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The amount in row 13 was calculated based on 57,462,927 Common Shares outstanding as of September 30, 2025, as disclosed by the Issuer in a Form 20-F filed with the SEC on November 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.012 per share
Name of issuer: Paysafe Ltd.
Address of issuer's principal executive offices: 25 Canada Square, 27th Floor, London, United Kingdom (X0), E14 5LQ
Comment: This Amendment No. 7 ("Amendment No. 7") amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. and Cannae Holdings, LLC (each individually a "Reporting Person" and collectively, the "Reporting Persons") on January 3, 2022 and as amended on November 15, 2022, November 22, 2023, November 29, 2023, January 19, 2024, January 30, 2024, and November 23, 2024 (as amended from time to time, the "Schedule 13D"), and relates to the common shares, par value $0.012 per share (the "Common Shares"), of Paysafe Ltd. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 7 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

On November 24, 2025, Cannae Holdings, LLC sold to the Issuer 2,462,237 Common Shares in a privately negotiated transaction for $6.6958 per share, or approximately $16,486,563 in the aggregate. Following the completion of the transaction reported in this Item 4 of Amendment No. 7, the Reporting Persons no longer beneficially own any Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 7 are incorporated by reference into this Item 5. Such responses are provided as of the date of this Amendment No. 7.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 7 are incorporated by reference into this Item 5. Such responses are provided as of the date of this Amendment No. 7.
Transactions in the class effected during the past sixty days: The Reporting Persons have effected a transaction in Common Shares during the past 60 days as disclosed in Item 4 of this Amendment No. 7, which is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date of the filing of this Amendment No. 7, the Reporting Persons are not the beneficial owners of more than five percent of the Common Shares of the Issuer. Further, the Reporting Persons may no longer be deemed to be part of a group within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns more than five person of the Common Shares of the Issuer as a result of the withdrawal of Cannae Holdings, LLC as a party to the Shareholder Agreement in accordance with the terms thereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is supplemented as follows:

The information required by this Item 6 is set forth in Item 4 of this Amendment No. 7 and is incorporated herein by reference.

## Signatures
- Cannae Holdings, Inc.: /s/ Cannae Holdings, Inc., Bryan D. Coy, Managing Director and Chief Financial Officer (11/25/2025)
- Cannae Holdings, LLC: /s/ Cannae Holdings, LLC, Bryan D. Coy, Managing Director and Chief Financial Officer (11/25/2025)